EX-99.B-77Q1


                  WADDELL & REED ADVISORS VANGUARD FUND, INC.

SUB-ITEM 77Q1(a):   Amendments to Registrant's Bylaws:
:

                              AMENDMENT TO BYLAWS

          RESOLVED, That the Bylaws of Waddell & Reed Advisors Vanguard Fund, Inc. are amended by replacing ARTICLE II, Section 1 with the following:

                                     ARTICLE II
                                 BOARD OF DIRECTORS

          Section 1. Number and Tenure of Office. The business and property of the Corporation shall be conducted and managed by a Board of Directors consisting of eleven Directors, which number may be increased or decreased as provided in Section 2 of this Article. Subject to the Fund's Director Retirement policy, each director (after being elected) shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Directors need not be stockholders.

          I certify that I am Secretary of the Corporation, and as such officer, have custody of the minute books of the Corporation, and that the foregoing resolution is a true and correct resolution duly passed by the Board of Directors of the Corporation at a meeting held on November 19, 2003.

                                   /s/Kristen A. Richards
                                   ----------------------
                                   Kristen A. Richards, Secretary

     Dated this 19th day of November, 2003.